Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-166303 on Form S-3 of our reports dated February 27, 2012, relating to the financial statements of AK Steel Holding Corporation (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the change in method of presenting comprehensive income in 2011), and the effectiveness of AK Steel Holding Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of AK Steel Holding Corporation for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

November 13, 2012